Structured Investments
Opportunities in Currencies

Filed pursuant to Rule 433
November 1, 2006

Relating to Preliminary Pricing Supplement No. 137 dated November 1, 2006 to
 Registration Statement No. 333-131266

CURRENCY-LINKED CAPITAL-PROTECTED NOTES
DUE NOVEMBER 16, 2007

ISSUED BY MORGAN STANLEY

BASED ON THE PERFORMANCE OF THE
EUROPEAN UNION EURO / U.S. DOLLAR EXCHANGE RATE

****BULLISH U.S. DOLLAR****

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THE
OFFERING OF THE NOTES, AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH
CAN BE ACCESSED VIA THE HYPERLINKS SET OUT BELOW, BEFORE YOU DECIDE TO INVEST.

Preliminary Pricing Supplement No. 137, dated November 1, 2006
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a Prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus dated January 25, 2006 and the Prospectus Supplement dated January 25, 2006 in that registration statement, the Preliminary Pricing Supplement dated November 1, 2006 relating to this offering and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Morgan Stanley” as a search term. Alternatively, the issuer or any underwriter or dealer participating in the offering will arrange to send you the Prospectus, Prospectus Supplement and Pricing Supplement if you request it by calling your Morgan Stanley Financial Advisor, such other underwriter or dealer or toll-free 1-866-718-1649.

Currency-Linked Capital-Protected Notes due November 16, 2007
Based upon the Performance of the European Union Euro / U.S. Dollar Exchange Rate

Investment Overview

The Currency-Linked Capital-Protected Notes, due November 16, 2007 (the “Notes”), provide you with an opportunity to access exposure to the European Union Euro / United States Dollar Exchange Rate with no downside risk to your investment. In addition, if at maturity the U.S. Dollar (“USD”) has appreciated / strengthened relative to the European Union Euro (“EUR”), the investment return will be 1.3x uncapped participation to the upside (e.g. if the USD appreciates 10%, you will receive 100% of principal plus 13% at maturity). The Notes provide a way to gain direct exposure to a currency exchange rate performance without risk to principal. The Notes do not pay interest.

Maturity:	1 Year
Protection at Maturity:	100%
Participation:	130% of the appreciation of the USD relative to the EUR

Underlying Exchange Rate

The European Union Euro / United States Dollar Exchange Rate (the “Exchange Rate”)

  Exchange rates reflect the amount of one currency that can be exchanged for another currency.

  The Exchange Rate is expressed as the number of USD per one Euro.

A decrease in the Exchange Rate means that the USD has appreciated or strengthened relative to the Euro. This means that it takes fewer USD to purchase one (1) Euro on the Valuation Date than it did on the Pricing Date. Below is an example of an appreciation of the USD relative to the Euro:

Pricing Date = 1.2762      and      Valuation Date = 1.1500

An increase in the Exchange Rate means that the USD has depreciated or weakened relative to the Euro. This means that its takes more USD to purchase one (1) Euro on the Valuation Date than it did on the Pricing Date. Below is an example of a depreciation of the USD relative to the Euro:

Pricing Date = 1.2762      and      Valuation Date = 1.3500

On October 31, 2006, the approximate Exchange Rate was 1.2762.

Actual Exchange Rate on the Pricing Date and Valuation Date may vary.

Currency-Linked Capital-Protected Notes due November 16, 2007
Based upon the Performance of the European Union Euro / U.S. Dollar Exchange Rate

Key Benefits

Exposure to currencies is a component of portfolio diversification. Investors with underweight exposure or those concerned about the risks associated with investing in currencies can use the Currency-Linked Capital-Protected Notes, due November 16, 2007 to gain exposure to the Exchange Rate and enhance marginal returns while protecting 100% of principal at maturity.

Leverage	• Uncapped 1.3:1 Upside Participation (100%) in any USD Appreciation Relative to EUR
Performance

Protect	• 100% Principal Protection at Maturity Regardless of the Performance of the Exchange Rate

Principal
Access	• Portfolio Diversification From Traditional Fixed Income/Equity Investments

Summary of Selected Risk Factors (See Page 7)

  No Interest Payments / Possibility of No Return
  Currency Exchange Risk
  Government Intervention Could Materially and Adversely Affect the Value of the Notes
  Many Unpredictable Factors Will Affect the Value of the Notes
  Inclusion of Commissions/Projected Profit from Hedging is Likely to Adversely Affect Secondary Market Prices
  Issuer Credit Risk
  Even Though Currencies Trade Around-the-Clock, the Notes Will Not
  Economic Interests of the Calculation Agent May Be Potentially Adverse to Investors
  Secondary Trading May Be Limited

Suitability

The Notes May be Suitable for Investors Who:

  Do Not Require Current Income / Coupon Payments
  Are Capable of Understanding the Complexities and Risks Specific to the Notes, and specifically, the Exchange Rate
  Are Willing to Receive No Return on the Notes Should the USD Depreciate or Not Appreciate Relative to EUR

Currency-Linked Capital-Protected Notes due November 16, 2007
Based upon the Performance of the European Union Euro / U.S. Dollar Exchange Rate

General Terms

Issuer: Principal Amount:	Morgan Stanley . After the initial pricing of the Notes, we may increase the aggregate principal amount of the Notes prior to the original issue date but are not required to do so.

Issue Price (Par): Principal Protection: Interest: Call Feature: CUSIP: Listing: Denominations: Payment Currency: Agent: Calculation Agent: Trustee: Agent’s Commissions:

$1,000

100% at Maturity

None

None

617446A66

None $1,000 / $1,000

USD

Morgan Stanley & Co. Incorporated

Morgan Stanley Capital Services Inc.

The Bank of New York (successor to JPMorgan Chase Bank, N.A.)

0.75% or $7.50 per Note

Agent’s commissions allowed to dealers in connection with the offering may be reclaimed by the Agent, if, within 30 days of the offering, the Agent repurchases the notes distributed by such dealers.

Expected Key Dates

Issue Date: November 17, 2006	Maturity Date: November 16, 2007

Pricing Date: November , 2006	Valuation Date: November 6, 2007

Currency-Linked Capital-Protected Notes due November 16, 2007
Based upon the Performance of the European Union Euro / U.S. Dollar Exchange Rate

What Will You Be Paid at Maturity?

     At maturity, you will receive (i) $1,000 + (ii) Supplemental Redemption Amount

If the Exchange Rate Performance is:	The Supplemental Redemption Amount will be:

Less than or equal to zero	$0 – You will only receive par at maturity

Greater than zero	130% * Exchange Rate Performance * $1,000

Best Case
Scenario	The Exchange Rate decreases (i.e USD has strengthened) and the investment returns 1.3x the percentage appreciation of USD relative to EUR.
Worst Case
Scenario	The Exchange Rate increases (i.e USD has weakened) and the Notes redeem for par at maturity. This assumes the investment is held to maturity.

Note:

There is no cap on upside participation. You will receive 130% of any USD appreciation relative to the EUR. If the Exchange Rate Performance at maturity is zero or negative, you will only receive par at maturity.

See “Hypothetical Payout on the Notes” for examples of how to calculate the Payment at Maturity.

Exchange Rate Performance: Initial Exchange Rate: Final Exchange Rate: Reference Sources (Reuters Pages):	(Initial Exchange Rate – Final Exchange Rate) / Initial Exchange Rate The Exchange Rate on the Pricing Date. The Exchange Rate on the Valuation Date. WMRSPOT05

Currency-Linked Capital-Protected Notes due November 16, 2007
Based upon the Performance of the European Union Euro / U.S. Dollar Exchange Rate

Hypothetical Payout on the Notes

The following hypothetical examples are provided for illustrative purposes only. Actual results will vary.

Example 1: The USD has Appreciated

Participation Rate: 130%

Hypothetical Initial Exchange Rate:	1.2762

Hypothetical Final Exchange Rate:	1.1486

Exchange Rate Performance:	=	(Initial Exchange Rate – Final Exchange Rate) / Initial Exchange Rate
	=	(1.2762 – 1.1486) / 1.2762
	=	10%

Supplemental Redemption Amount:	=	$1,000 x Exchange Rate Performance x Participation Rate
	=	$1,000 x 10% x 130%
	=	$130

The USD has appreciated 10% relative to the Euro. Therefore, the total payment at maturity per note will equal $1,130, which is the sum of the $1,000 principal amount per Note and a Supplemental Redemption Amount of $130.

Example 2: The USD has Depreciated or Not Appreciated

Participation Rate: 130%

Hypothetical Initial Exchange Rate:	1.2762

Hypothetical Final Exchange Rate:	1.4038

Exchange Rate Performance:	=	(Initial Exchange Rate – Final Exchange Rate / Initial Exchange Rate)
	=	(1.2762 – 1.4038) / 1.2762
	=	–10%

Supplemental Redemption Amount:	=	$1,000 x Exchange Rate Performance x Participation Rate
	=	$1,000 x –10% x 130%
	=	LESS THAN ZERO
	=	$0

The USD has depreciated 10% relative to the Euro. Therefore, the Supplemental Redemption Amount will be $0 and the total payment at maturity per note will only equal the $1,000 principal amount, which is the minimum amount payable to you at maturity per note.

Currency-Linked Capital-Protected Notes due November 16, 2007
Based upon the Performance of the European Union Euro / U.S. Dollar Exchange Rate

Historical Information

    The following graph presents the historical Exchange Rate for the period from January 1, 2001 through October 31, 2006. We obtained the information in the graphs from Bloomberg Financial Markets (“Bloomberg”), without independent verification. The daily exchange rate published by Bloomberg may differ from the Exchange Rate as posted on the applicable Reuters page for the purposes of determining the Initial Exchange Rate and Final Exchange Rate. We will not use Bloomberg to determine the Exchange Rate. The historical Exchange Rate set forth below should not be taken as an indication of future performance.

Currency-Linked Capital-Protected Notes due November 16, 2007
Based upon the Performance of the European Union Euro / U.S. Dollar Exchange Rate

Selected Risk Factors

     The Notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the Notes. Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of such Notes in light of an your particular circumstances.

     The following is a non-exhaustive list of certain key considerations for investors in the Notes. For a complete list of considerations and risk factors, please see the Prospectus, Prospectus Supplement and Preliminary Pricing Supplement. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

     No interest payments. The terms of the Notes differ from ordinary debt securities in that no interest will be paid. Because the Supplemental Redemption Amount is variable and may equal zero, the overall return on the Notes may be less than the amount that would be paid on an ordinary debt security.

     Currency exchange risk. Fluctuations in the Exchange Rate will affect the value of the Notes. The Exchange Rate is the result of the supply of, and the demand for, the USD and the Euro. Changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the United States and Europe (particularly member nations of the European Union which are part of the euro zone), including economic and political developments in other countries. Of particular importance to potential currency exchange risk are: (i) rates of inflation; (ii) interest rate levels; (iii) balance of payments; and (iv) the extent of governmental surpluses or deficits in the relevant country. All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the European Union, United States, the governments of the European Union member nations, particularly those which are part of the euro zone, and other countries important to international trade and finance.

     Government intervention could materially and adversely affect the value of the Notes. Foreign exchange rates can be fixed by governmental authority, allowed to float within a range of exchange rates set by governmental authority, or left to float freely. Governments, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their trading value and amount payable could be affected by the actions of governments, fluctuations in response to other market forces and the movement of currencies across borders.

     Many unpredictable factors will affect the value of the Notes. These include: (i) interest rate levels, (ii) volatility of the USD and the Euro, (iii) economic, financial, regulatory, political, military and other events that affect foreign exchange markets generally, (iv) the time remaining to the maturity; and (v) availability of comparable instruments. The market value of the Notes will vary and sale of the Notes prior to maturity may result in a loss.

     Suspension or disruptions may adversely affect the value of the Notes. Currency markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention. As a result, the market value of the Notes could be adversely affected.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley is willing to purchase Notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the Notes, as well as the projected profit included in the cost of hedging its obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by Morgan Stanley, as a result of dealer discounts, mark-ups or other transaction costs.

     Hedging and trading activity by the Issuer and its affiliates could potentially adversely affect the Exchange Rate. The Issuer and other of its affiliates will carry out hedging activities related to the Notes (and possibly to other instruments linked to the Euro or USD) and may also trade the Euro and USD and other financial instruments related to the Euro and USD on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities could potentially affect the Exchange Rate and, accordingly, the market value of the Notes and/or the amount of cash you will receive at maturity.

     Even though currencies trade around-the-clock, the Notes will not. The Interbank market in foreign currencies is a global, around-the-clock market. The hours of trading for the Notes will not conform to the hours during which the Euro and the USD are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the Notes.

     Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the Issuer. Any decline in the Issuer’s credit ratings may affect the market value of the Notes.

     Secondary trading may be limited. Morgan Stanley currently intends to act as a market maker for the Notes but is not required to do so. The Notes will not be listed on any securities exchange and there may be little or no secondary market. Even if there is a secondary market, it may not provide enough liquidity to allow an investor to sell the Notes easily or at a price that it desires.

     Economic interests of the Calculation Agent may be potentially adverse to the investors. The calculation agent is an affiliate of the Issuer. Any determinations made by the Calculation Agent may affect the payout to investors at maturity.

Currency-Linked Capital-Protected Notes due November 16, 2007
Based upon the Performance of the European Union Euro / U.S. Dollar Exchange Rate

Tax Considerations

Investors should read the description under “Description of Notes — United States Federal Income Taxation” in the Preliminary Pricing Supplement regarding the Taxation of the Notes.

The Notes will be treated as short-term debt instruments for U.S. federal income tax purposes. Under this treatment, U.S. cash method investors will generally not be required to include any taxable income from the Notes prior to maturity. Accrual method holders and certain other holders are generally required to accrue interest on short-term debt instruments. Any gain recognized by U.S. taxable investors at maturity of the Notes generally will be treated as ordinary income.

Potential investors are urged to consult their own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

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